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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated November 29, 2002 announcing THE BOARD OF TELIA RESOLVES TO ISSUE NEW SHARES AND WARRANTS.

1(2)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

November 29, 2002, at 10.30 a.m.

                 Telia has today announced the following:

THE BOARD OF TELIA RESOLVES TO ISSUE NEW SHARES AND WARRANTS

        As a part of the merger between Telia (SSE: TLIA) and Sonera (HEX: SRA, NASDAQ: SNRA), the board of Telia has, based on authorization given by the general meeting, resolved to issue 1 604 556 725 shares and 31 220 339 warrants for subscription of shares in Telia.

        It is expected that Telia shares and warrants will be available on book-entry accounts for persons who have accepted Telia's offer on Monday, December 9, 2002, when trading in Telia shares and warrants 2002/2005:A on the Helsinki Exchanges and Telia ADSs on NASDAQ National Market is intended to commence.

SONERA CORPORATION

Harri Koponen
President & CEO

DISTRIBUTION:
HEX
Major media

Cautionary Disclaimer/Legend

        The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC's web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2002
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President Acting Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE November 29, 2002, at 10.30 a.m.
THE BOARD OF TELIA RESOLVES TO ISSUE NEW SHARES AND WARRANTS
SIGNATURES